March 28, 2013

extension of the

tender offer for SECURITIES of maxcom

Mexico City, Mexico, March 28, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that it has been informed that Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust Number 1387, (“Purchaser”) has extended its tender offer to purchase for cash all of the outstanding Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”) of Maxcom.  The Offer, which was originally scheduled to expire at 5:00 p.m., New York City time, on Wednesday, March 27, 2013, has been extended until 5:00 p.m. New York City time on April 10, 2013.  Based on the preliminary count by the depositary for the tender offer, Securities representing approximately 354,699,991 of Maxcom’s Series A Common Stock, or 44.89% of the total outstanding Series A Common Stock (including 46,918 ADSs) had been tendered prior to the initially scheduled expiration date.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com

March 28, 2013

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.